Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

(unaudited)

(dollars in millions)

	Nine Months Ended September 30,		Year Ended December 31,
	2009	2008	2008	2007	2006	2005	2004
Income before income taxes	$865	$1,090	$1,016	$1,820	$525	$373	$200
Less: Net income (loss) attributable to non-controlling interests[1]	21	(36)	(155)	364	16	3	5

Pre-tax income attributable to BlackRock, Inc.	844	1,126	1,171	1,456	509	370	195
Add: Fixed charges	68	81	102	80	25	18	6
Distributions of earnings from equity method investees	11	18	28	23	2	3	2
Less: (Losses) earnings from equity method investees	32	(90)	(294)	84	6	12	3

Pre-tax income before fixed charges	$891	$1,315	$1,595	$1,475	$530	$379	$200

Fixed charges:
Interest expense	$45	$54	$69	$52	$13	$11	$1
Interest expense on uncertain tax positions[2]	4	6	5	2	—	—	—
Portion of rent representative of interest	19	21	28	26	12	7	5

Total fixed charges	$68	$81	$102	$80	$25	$18	$6

Ratio of earnings to fixed charges	13.1x	16.2x	15.6x	18.4x	21.2x	21.1x	33.3x

[1]	Includes redeemable and nonredeemable non-controlling interests.
[2]

Interest expense on uncertain tax positions, in accordance with ASC 740-10, Income Taxes (FIN No. 48: Accounting for Uncertainty in Income Taxes an interpretation of FASB Statement No. 109), has been recorded within income tax expense on the condensed consolidated statements of income.